Exhibit 99.1

IsoEnergy Ltd. Announces $50 Million Bought Deal Financing

All monetary amounts are expressed in Canadian Dollars, unless otherwise indicated.

Toronto, January 20, 2026 – IsoEnergy Ltd. (TSX:ISO, NYSE American:ISOU) (the “Company” or “IsoEnergy”) is pleased to announce it has entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 3,333,400 common shares of the Company (“Common Shares”) at a price of C$15.00 per Common Share (the “Offering Price”) for gross proceeds of C$50,001,000 (the “Offering”).

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 500,010 Common Shares at the Offering Price, exercisable in whole or in part, at any time and from time to time on or prior to the date that is 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If this option is exercised in full, an additional C$7,500,150 in gross proceeds will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be C$57,501,150.

The Common Shares will be offered by way of a prospectus supplement to be filed in all of the provinces and territories of Canada, except Quebec and in the United States on a private placement basis, and other jurisdictions outside of Canada and the United States provided that no prospectus filing or comparable obligation arises. Access to the prospectus supplement and the corresponding base shelf prospectus and any amendment thereto will be accessible within two business days under the Company’s profile on SEDAR+ at www.sedarplus.ca in accordance with securities legislation relating to procedures for providing access to a base shelf prospectus, a prospectus supplement and any amendment thereto.

Concurrently with the Offering, the Company intends to complete a non-brokered private placement (the “Concurrent Private Placement”) of up to 1,666,666 Common Shares at a price of C$15.00 per Share with NexGen Energy Ltd. (“NexGen”) for aggregate gross proceeds of up to approximately C$25,000,000. The Concurrent Private Placement is being completed to enable NexGen to maintain its pro rata ownership interest in the Company at approximately 30% after giving effect to the Offering. The Common Shares to be issued pursuant to the Concurrent Private Placement will be subject to a restricted hold period of four months and one day following the closing of the Concurrent Private Placement. No commission or other fee is payable to the Underwriters in connection with the sale of Common Shares pursuant to the Concurrent Private Placement.

The proceeds from the Offering and the Concurrent Private Placement are expected to be used to fund the continued development and further exploration of the Company's mineral properties, and for general corporate purposes.

The Offering is scheduled to close on or about January 27, 2026 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals to list the Common Shares on the required exchanges, which listings shall be conditionally approved prior to closing of the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About IsoEnergy Ltd.

IsoEnergy (TSX: ISO) (NYSE: ISOU) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada’s Athabasca basin, which is home to the Hurricane deposit, boasting the world’s highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

For further information, please contact:

IsoEnergy Ltd.

Philip Williams, CEO and Director

(833) 572-2333

info@isoenergy.ca

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this Press release.

Disclosure regarding forward-looking statements

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, referred to as “forward-looking information”). Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. This forward-looking information may relate to the Offering and the Concurrent Private Placement, including statements with respect to the completion of the Offering and the Concurrent Private Placement and the anticipated closing dates thereof; the expected receipt of regulatory and other approvals relating to the Offering and the Concurrent Private Placement; the expected proceeds of the Offering and the Concurrent Private Placement and the anticipated use of the net proceeds therefrom; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, the assumptions that IsoEnergy will complete the Offering and the Concurrent Private Placement in accordance with terms and conditions of the relevant agreements; that the Company will receive the required regulatory and other approvals related to the Offering and the Concurrent Private Placement; that the Company will satisfy, in a timely manner, any conditions precedent to completion of the Offering and the Concurrent Private Placement; the price of uranium; and that general business and economic conditions will not change in a materially adverse manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: a material adverse change in the timing of and the terms and conditions upon which the Offering and the Concurrent Private Placement are completed; the inability to satisfy or waive all conditions to completion of the Offering or the Concurrent Private Placement; the failure to obtain regulatory approvals in connection with the Offering or the Concurrent Private Placement; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and other jurisdictions where the applicable party conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy’s most recent annual management’s discussion and analysis or annual information form and IsoEnergy’s other filings with the Canadian securities regulators which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.